

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

March 14, 2018

<u>Via E-mail</u>
Michael Cannon-Brookes Co-Chief Executive Officer
Scott Farquhar Co-Chief Executive Officer
Atlassian Corporation Plc
Exchange House
Primrose Street
London EC2A 2EG

> **Re:** **Atlassian Corporation Plc**
> **20-F for Fiscal Year Ended June 30, 2017**
> **Filed September 01, 2017**
> **File No. 001-37651**

Dear Messrs. Cannon-Brookes and Farquhar:

We refer you to our comment letter dated February 15, 2018, regarding business contacts with US-Sanctioned countries. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
        Assistant Director
        Division of Corporation Finance

        Stuart Fagin
        Deputy General Counsel
        Atlassian Corporation Plc

        Richard A. Kline
        Goodwin Procter LLP